LEGAL SERVICES
since 1907

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

07020794

Reykjavik, January 31, 2007
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (January 31, 2007): Actavis Group hf. announces a shareholders' meeting to be held at Nordica Hotel, Reykjavík, on 9 February 2007 at 4.30 p.m.. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

PROCESSED
FEB 09 2007
THOMSON FINANCIAL

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson, Associate
LOGOS legal services

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, January 31, 2007
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (January 31, 2007): Actavis Group hf. announces a shareholders' meeting to be held at Nordica Hotel, Reykjavík, on 9 February 2007 at 4.30 p.m.. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson, Associate
LOGOS legal services

RECEIVED

2007 FEB -6 A 10:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Actavis Group - Shareholders Meeting 9 February at 4.30 p.m. 31.1.2007 09:04:20

Flokkur: Hluthafafundir Prenta

The Board of Actavis Group Ltd ("ACT"; 'Actavis') announces a shareholders' meeting to be held at Nordica Hotel, Reykjavík, on 9 February 2007 at 4.30 p.m.

The agenda of the meeting is as follows:

1. The Board of Directors of Actavis Group Ltd. submits the following proposals which entail amendments to the Company's Articles of Association:

   a) That the Board of Directors be authorised to convert the Company's Class A shares from ISK to EUR, as permitted by sub-paragraph 4 of Article 1 of the Act No. 2/1995 on public limited liability companies. The conversion shall be made in accordance with the Act No. 3/2006 on Annual Accounts, cf. sub-paragraph 5 of Article 1 of the Act No. 2/1995 on public limited liability companies. In addition, the Board shall be authorised to make the necessary amendments to the Company's Articles of Association reflecting the convertion, indluding with respect to amounts specified in Article 2 effected by the convertion. If the convertion is approved by the Board of Directors, the nominal value of each share will be EUR 0.01.

   b) That article 2.02.4 in the Company's Articles of Association be amended and read as follows:
   "The Board of Directors is authorized to increase the Company's share capital in Class A by a nominal value of up to ISK 1,200.000.000 - twelve hundred million Icelandic kronur - nominal value in relation to the funding of the acquisition of shares in other companies. This authorisation remains valid for one year as of the approval thereof. The new shares shall confer rights as from the date of registration of the share capital increase. The Board may decide that payment for the new shares may be made in a form other than cash. The shareholders shall not have pre-emptive rights to subscribe for the new shares."

2. Other matters.

The agenda of the meeting and final proposals will be available for shareholders at the offices of Actavis Group ltd., Dalshrauni 1, 7 days prior to the meeting.

For further information, please contact:

Halldór Kristmannsson Vice President of Corporate Communications and IR

Tel. + 354 535 2525 / 840 3425
E-mail at hkristmannsson@actavis.com.

Ballots and other documents will be handed out at Hotel Nordica as of 4.00 pm on the day of the meeting.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, January 31, 2007
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (January 15, 2007): Actavis Group hf. announces that Aceway Ltd., an investment company in the ownership of the Chief Executive Officer, Robert Wessman, acquired shares in the Company. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson, Associate
LOGOS legal services

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, January 31, 2007
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (January 15, 2007): Actavis Group hf. announces that Aceway Ltd., an investment company in the ownership of the Chief Executive Officer, Robert Wessman, acquired shares in the Company. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiriksson, Associate
LOGOS legal services

Partners in alphabetical order

Árni Vilhjálmsson • Bjarnfreður Ólafsson • Einar Baldvin Axelsson • Erlendur Gíslason • Guðmundur J. Oddsson • Gunnar Sturluson, Managing Partner • Hákon Árnason
Helga Melkorka Óttarsdóttir • Hjördís Halldórsdóttir • Jakob R. Möller • Othar Örn Petersen • Pétur Guðmundarson • Ragnar Tómas Árnason

Efstaleiti 5 • IS-103 Reykjavik • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel:+ 44 20 7920 3000 • Fax: +44 20 7920 3099

Actavis Chief Executive Increases Shareholding 15.1.2007 12:52:24

Flokkur: Viðskipti innherja Prenta

Reykjavik, Iceland, January 15, 2007. Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, announced on January 9, 2006 that Aceway Ltd., an investment company in the ownership of the Chief Executive Officer, Robert Wessman, acquired shares in the Company. It was also announced that Aceway Ltd. purchased a forward contract from Straumur Burdaras of 64,814,815 common shares at the price 54 per share. The shares are with voting rights, with a redemption date in July 2006.

Actavis has today entered into a Put option agreement with Aceway Ltd. providing Aceway Ltd. the right to sell the shares to Actavis for the price of 74.824 pr. share plus any cost and accrued interest in relation to the purchase of the shares. The condition for the put option is Mr. Wessman being employed by Actavis at least until 1 August 2008. If Mr. Wessman is not employed by Actavis for at least 12 months from the date of the agreement, Actavis shall have a call option to purchase all the shares for the same price. After 12 months and until August 1, 2007 the call option applies to 50% of the shares. The call option of Actavis does not apply if Mr. Wessman has settled all debt in relation to the purchase of the shares and guarantees and indemnifies Actavis in respect to any liabilities thereof.

Mr. Wessman now holds a total of 136,732,633 shares and has no other stock options in the company.

END